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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                              ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
                  (Name, address and telephone number of person
                        authorized to receive notices and
            communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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THE FOLLOWING PRESS RELEASE WAS ISSUED BY PECHINEY ON SEPTEMBER 1, 2003.
PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

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PRESS RELEASE
                                 [COMPANY LOGO]


Paris, 1 September 2003: The full Board of Directors of Pechiney met on 31
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August 2003 to examine a new proposal from Alcan relating to its proposed acquisition of Pechiney.

Under current market conditions, this proposal values Pechiney at 47 or 48 euros per share.

The new proposal constitutes an improvement of the terms of Alcan's offer, but continues to fall short of Pechiney's true strategic value, especially in light of the positive recent market trends relating to the Euro/$ exchange rate and the aluminum price.

Furthermore, notwithstanding the potential merits of an industrial consolidation as compared to a perfectly viable stand-alone strategy, in its assessment of the Alcan offer as a whole, the Board of Pechiney notes that the offer remains conditional upon phase 1 approval by the competition authorities.

                                   **********

Pursuant to article 7 of the COB Rule book n(o) 2002-04, this press release was disclosed to the Commission des Operations de Bourse before its release.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of Euro 11.9 billion in 2002. It employs 34,000 employees.

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contact:                        Press Contacts:
Charles L. Ranunkel:  Tel: 33 1 56 28 25 07        Chrystele Ivins:  Tel:  33 1 56 28 24 18
                       Fax:  33 1 56 28 33 38      chrystele.ivins@pechiney.com
                                                   ----------------------------
PECHINEY
7, place du Chancelier Adenauer                    Stephan Giraud:  Tel:  33 1 56 28 24 19
75116 Paris                                        stephan.giraud@pechiney .com
e-mail:  Pechiney-IR-Team@pechiney.com
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Internet:  http://www.pechiney.com
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